Exhibit 99(k)(22)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

August 12, 2025

Lord Abbett Flexible Income Fund

30 Hudson Street

Jersey City, New Jersey 07302

Dear Ladies and Gentlemen:

Lord, Abbett & Co. LLC (“Lord Abbett”), Lord Abbett FIF Advisor LLC (the “Adviser”), a wholly- owned subsidiary of Lord Abbett and investment adviser to the Lord Abbett Flexible Income Fund (the “Fund”), and Apollo Credit Management, LLC (the “Sub-Adviser”) as investment sub-adviser to the Fund, agree on a monthly basis to waive, pay or otherwise bear the Fund’s operating expenses to the extent necessary so that the Fund’s monthly “Specified Expenses” (as defined below) in respect of each class of the Fund (each, a “Class”) do not exceed 0.75% of the average daily net asset value of such Class (the “Expense Limitation”). Any such expenses waived, paid or otherwise borne shall be shared equally between the Adviser and the Sub-Adviser (i.e., the Adviser shall bear 50% of the expenses and the Sub-Adviser shall bear 50% of the expenses). This agreement (“Agreement”) shall be effective from November 1, 2025 through October 31, 2026. Thereafter, this Agreement may be annually renewed with the written agreement of the Adviser, the Sub-Adviser and the Fund. The Board of Trustees of the Fund may terminate this Agreement at any time upon notice to the Adviser and Sub-Adviser, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Fund or the termination of the Investment Sub-Advisory Agreement among the Fund, the Adviser and the Sub- Adviser.

For purposes of this Agreement, the Fund’s “Specified Expenses” in respect of a Class mean management fees and all other expenses incurred in the business of the Fund and allocated to the Class, including the Fund’s annual operating expenses, with the exception of: (i) distribution and shareholder servicing expenses, (ii) dividend and interest expenses (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (iii) taxes and costs to reclaim foreign taxes, (iv) expenses related to litigation and potential litigation; (v) investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments), (vi) acquired fund fees and expenses, and (vii) extraordinary expenses (as determined in the discretion of the Adviser and Sub-Adviser).

If, while the Adviser is the investment adviser to the Fund and the Sub-Adviser is investment sub-adviser to the Fund, the Fund’s estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Adviser and Sub-Adviser shall be entitled to reimbursement by the Fund on an equal basis (i.e., 50% reimbursed to the Adviser and 50% reimbursed to the Sub-Adviser) of the other expenses borne by the Adviser and Sub-Adviser on behalf of the Fund pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous 36 months, but only to the extent that the Fund’s estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Adviser and Sub-Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser and Sub-Adviser may recapture a Specified Expense in any year within the 36-month period after the Adviser and Sub-Adviser bear the expense. The Fund’s obligation to make reimbursement payments shall survive the termination of this Agreement.

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The Adviser and Sub-Adviser each agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by the Adviser, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Lord, Abbett & Co. LLC

By: /s/ Randolph A. Stuzin Name: Randolph A. Stuzin Title: Member and Chief Legal Officer

Lord Abbett FIF Advisor LLC

By: /s/ Randolph A. Stuzin Name: Randolph A. Stuzin Title: Chief Legal Officer

Apollo Credit Management, LLC

By: /s/Kristin Hester Name: Kristin Hester Title: Vice President

Lord Abbett Flexible Income Fund
By: /s/Brooke A. Fapohunda Name: Brooke A. Fapohunda Title: Vice President, Secretary and Chief Legal Officer
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